UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52618 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Superior Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N168 W21931 Main Street

(No. and Street)

Jackson, WI 53037

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews, CPA, SC

(Name – *if individual, state last, first, middle name*)

14040 W. Capitol Dr., Brookfield, WI 53005

(Address) (City) (State) (Zip Code)

[redacted]

12014844

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

KW
4/2

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
4/03

## OATH OR AFFIRMATION

I, William Haese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARY PUBLIC STATE OF WISCONSIN

Notary Public exp 9-29-13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SUPERIOR FINANCIAL SERVICES. INC

## ANNUAL AUDIT REPORT

DECEMBER 31, 2011 and 2010

# SUPERIOR FINANCIAL SERVICES, INC.

YEARS ENDING DECEMBER 31, 2011 & 2010

## TABLE OF CONTENTS

WILLIAM
MATTHEWS
C.P.A., S.C.

# INDEPENDENT AUDITOR'S REPORT

February 13, 2012

To the Board of Directors of
Superior Financial Services, Inc.

We have audited the accompanying statements of financial position of Superior Financial Services, Inc. as of December 31, 2011 and 2010 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
**WILLIAM MATTHEWS C.P.A., S.C.**
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

# SUPERIOR FINANCIAL SERVICES, INC.
## Statement of Financial Position
## As of December 31, 2011 and December 31, 2010

| | December 31, 2011 | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| **Assets** | Allowable | Non-Allowable | Total | Allowable | Non-Allowable | Total |
| **Current Assets:** | | | | | | |
| Cash - note 3 | $25,912 | | $25,912 | $25,728 | | $25,728 |
| Commissions and related Receivables- note 4 | 30,417 | | 30,417 | 26,053 | | 26,053 |
| Securities at market | 0 | | 0 | 0 | | 0 |
| Other assets and receivables | | 1,650 | 1,650 | | 101 | 101 |
| **Total Current Assets** | 56,329 | 1,650 | 57,979 | 51,782 | 101 | 51,882 |
| **Other Assets:** | | | | | | |
| Secuity deposit with clearing house | 35,000 | | 35,000 | 35,000 | | 35,000 |
| **TOTAL ASSETS** | $91,329 | $1,650 | $92,979 | $86,782 | $101 | $86,882 |

| **Liabilities and Stockholders Equity** | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **Current Liabilities:** | | |
| Accounts Payable | $2,397 | $1,866 |
| Loans From Shareholder | $0 | $0 |
| Commission payable - note 5 | 31,822 | 30,722 |
| **Total Liabilities** | $34,219 | $32,588 |
| **Stockholders Equity:** | | |
| Common stock - no par value, 9,000 shares authorized; note 8 | $10,000 | $10,000 |
| Additional paid in capital | 95,231 | 95,231 |
| Unrealized capital gain(loss) | (29,964) | (29,964) |
| Retained earnings (deficit) | (16,506) | (20,972) |
| **TOTAL STOCKHOLDERS EQUITY** | $58,760 | $54,294 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $92,979 | $86,882 |

The accompanying notes are part of these financial statements

# SUPERIOR FINANCIAL SERVICES, INC.
## Statement of Operations and Retained Earnings (Deficit)
## For the Years Ended December 31, 2011 and December 31, 2010

| | For the Years Ended Dec.31 | |
|---|---|---|
| | 2011 | 2010 |
| **Revenue:** | | |
| Securities commissions - Listed stock | $ 0 | $ 0 |
| - OTC stock | 167,670 | 144,385 |
| - Mutual funds | 61,513 | 66,089 |
| -Mutual fund trails | 183,882 | 167,149 |
| -Municipal bonds | 8,068 | 6,455 |
| -OTC Bonds | 3,512 | 15,869 |
| - Options | 7,789 | 7,089 |
| Total securities commissions | 432,434 | 407,036 |
| Insurance commissions | 109 | 0 |
| Variable Products | 131,959 | 98,754 |
| CD commissions | 1,067 | 0 |
| Miscellaneous income | 0 | 0 |
| **Total Revenues** | 565,569 | 505,790 |
| **Expenses:** | | |
| Salaries and payroll taxes | $ 68,446 | $ 83,593 |
| Commissions paid | 462,560 | 388,864 |
| Professional fees | 1,495 | 0 |
| Rental Expense | 8,950 | 20,100 |
| Quote service rental | 1,190 | 1,030 |
| Registration fees | 8,593 | 9,251 |
| Other general and administrative expenses | 9,976 | 9,976 |
| **Total Expenses** | 561,210 | 512,814 |
| **Operating Income (Loss)** | $ 4,359 | $ (7,024) |
| **Other Income (Expense)** | | |
| Interest and dividend income | 106 | 168 |
| Realized asset depreciation (appreciation) | 0 | (5,818) |
| Bad debts | 0 | 0 |
| **Total Other Income (Expense)** | 106 | (5,650) |
| **Net Income (Loss) for the Year** | $ 4,465 | $ (12,673) |
| **Retained Earnings - Beginning of Year** | (20,972) | (8,298) |
| **Equiity Distributions** | 0 | 0 |
| **Retained Earnings (Deficit) - End of Year** | $ (16,507) | $ (20,972) |

The accompanying notes are part of these financial statements

# SUPERIOR FINANCIAL SERVICES, INC.
## Statement of Cash Flows
## For the Years Ended December 31, 2011 and December 31,2010

| | For the Year Ended Dec. 31. 2011 | 2010 |
|---|---|---|
| **Cash flow from Operating Activities** | | |
| Net income (loss) | $ 4,465 | $ (12,673) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization | 0 | 0 |
| Change in current assets and liabilities | | |
| Decrease (increase) in | | |
| Commissions and related receivables | (4,364) | 1,649 |
| Investment in common stock - trading, at cost | 0 | 37 |
| Other Assets | (1,549) | (37) |
| Accounts payable | 531 | (268) |
| Increase (decrease) in | | |
| Commissions payable - note 5 | 1,100 | 7,689 |
| Net cash provided by (used for) operating activities | 183 | (3,603) |
| **Cash Flow from Financing Activities** | | |
| Increase in security deposits | 0 | 0 |
| Unrealized capital gain (loss) | (0) | 5,817 |
| Withdrawal of Capital | 0 | 0 |
| Net cash provided by (used for) financing activities | (0) | 5,817 |
| **Net increase (decrease) in cash** | 183 | 2,214 |
| **Cash at beginning of year** | 25,729 | 23,515 |
| **Cash at end of year- note 3** | $ 25,911 | $ 25,729 |

The accompanying notes are part of these financial statements

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and DECEMBER 31, 2010

## Note I - Summary of Significant Accounting Policies

### Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

### Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

### Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

### Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

### Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

### Income Taxes

Income taxes are not provided for as the company has elected subchapter “S” status. Any tax liability is passed to the shareholders of the company on a prorata basis of ownership.

### Advertising

Advertising costs are charged to operations when incurred.

## Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

## Note 3 - Cash

The following is a summary of cash as of December 31, 2011 and December 31, 2010

.

| | December 31, 2011 | | | Dec. 31, 2010 |
|---|---|---|---|---|
| | Allowable | Non-Allowable | Total | Total |
| Checking | $ 729 | $ 0 | $ 729 | $ 795 |
| Money market | 25,183 | 0 | 25,183 | 24,933 |
| Risk trading account | 0 | 0 | 0 | 0 |
| Total | $ 25,912 | $ 0 | $ 25,912 | $ 25,728 |

## Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2011 and December 31, 2010.

| | December 12, 2011 | | December 31, 2010 |
|---|---|---|---|
| Allowable | Non-Allowable | Total | Total |
| $30,417 | | $30,417 | $26,053 |

## Note 5 - Related Party Transactions: Due from (to) Associated Company

### Rent

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc..)

For the years ended December 31, 2011 and December 31, 2010, rent expense of $8,950 and $24,,000 per year was incurred, respectively.

There were no rents payable as of December 31, 2011 and December 31, 2010.

## Note 6- Income Taxes

Superior Financial Services, Inc has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns.

## Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S5,000, for brokers who no not receive securities, and who do not generally carry customers' accounts. Superior Financial Services, Inc. has complied with the net capital requirements for the years ended December 31, 2011 and December 31, 2010.

Because Superior Financial Services, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

## Note 8 - Stockholders' Equity

For the years ended December 31, 2011 and 2010, there were 9,000 shares authorized of no par value common stock.

## Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2011 and 2010, the company did not exceed the insured limit.

## Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2011.

February 13, 2012

To the Board of Directors of
Superior Financial Services, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

# SUPERIOR FINANCIAL SERVICES, INC.
## Schedule of Other General and Administrative Expenses
## For the Years Ended December 31, 2011 and December 31, 2010

| | For the years ended December 31 2011 | 2010 |
|---|---|---|
| **Other General and Administrative Expenses** | | |
| Accounting | $ 5,600 | $ 5,415 |
| Dues and subscriptions | 694 | 515 |
| Bank fees | 20 | 44 |
| Equipment Rental | 0 | 0 |
| Insurance | 1,463 | 1,365 |
| Interest Expense | 0 | 1 |
| Amortization | 0 | 0 |
| Office supplies | 20 | 0 |
| Travel & entertainment | 0 | 0 |
| Postage | 0 | 5 |
| Taxes | 25 | 49 |
| Repairs, maintenance and property taxes | 0 | 0 |
| Telephone | 2,521 | 2,581 |
| **Total Expenses** | $ 10,343 | $ 9,976 |

The accompanying notes are part of these financial statements

# SUPERIOR FINANCIAL SERVICES, INC.
## Statements of Changes in Stockholders' Equity
## For the Years Ended December 31, 2011 and December 31, 2010

| | For the years ended December 31 2011 | 2010 |
|---|---|---|
| **Balance at beginning of year** | $ 54,296 | $ 61,152 |
| Add: Net income (loss) | 4,465 | (12,673) |
| Unrealized capital gain(loss) | (0) | 5,817 |
| Changes in Capital | 0 | 0 |
| **Balance at end of year** | $ 58,760 | $ 54,296 |

* * *

## Statements of Changes in Liabilities Subordinated to Claims of General Creditors
## As of December 31, 2011 and December 31, 2010

| | As of December 31 2011 | 2010 |
|---|---|---|
| **Balance at beginning of year** | $ 0 | $ 0 |
| Increases | | |
| Decreases | | |
| **Balance at end of year** | $ 0 | $ 0 |

The accompanying notes are part of these financial statements

# SUPERIOR FINANCIAL SERVICES, INC.
## Computation of Net Capital
## As of December 31, 2011 and December 31, 2010

| | As of December 31 | |
|---|---|---|
| | 2011 | 2010 |
| **Total stockholders' equity per financial statement** | $ 58,760 | $ 54,295 |
| Deduct: Haircuts | 0 | 0 |
| Deduct: Total nonallowable assets per statement of financial position | (1,650) | (101) |
| **Net Capital** | $ 57,110 | $ 54,195 |

* * *

## Computation of Excess Net Capital Requirement
## As of December 31, 2011 and December 31, 2010

| | As of December 31 | |
|---|---|---|
| | 2011 | 2000 |
| **Net Capital** | $ 57,110 | $ 54,195 |
| Deduct: Minimum dollar net capital requirement-note 7 | (5,000) | (5,000) |
| **Excess Net Capital** | $ 52,110 | $ 49,195 |

The accompanying notes are part of these financial statements

# SUPERIOR FINANCIAL SERVICES, INC.

## Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2011 and December 31, 2010

| | | As of December 31 2011 | | 2010 |
|---|---|---|---|---|
| **Unaudited net capital per focus report** | $ | 57,110 | $ | 54,195 |
| Adjustments to asset accounts-increase (decrease) | | | | |
| Cash | | | | |
| Adjustments to liabiltiy accounts-decrease (increase) | | 0 | | 0 |
| **Audited net capital** | $ | 57,110 | $ | 54,195 |

* * *

## Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2011 and December 31, 2010

| | | As of December 31 2011 | | 2010 |
|---|---|---|---|---|
| **Unaudited Excess Net Capital** | $ | 52,110 | $ | 49,195 |
| Adjustments to asset accounts-increase (decrease) | | | | |
| Cash | | 0 | | 0 |
| Adjustments to liabiltiy accounts-decrease (increase) | | 0 | | 0 |
| **Audited Excess Net Capital** | $ | 52,110 | $ | 49,195 |

The accompanying notes are part of these financial statements

WILLIAM
MATTHEWS
C.P.A., S.C.

February 13, 2012

To the Board of Directors of
Superior Financial Services, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2011 and have issued our report thereon dated February 13, 2012.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Superior Financial Services, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Superior Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.

CPASC

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
**WILLIAM MATTHEWS C.P.A., S.C.**
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

WILLIAM
MATTHEWS
C.P.A., S.C.

February 13, 2012

Mr. William Haese, President
Superior Financial Services, Inc.
N168 W21931 Main Street
Jackson, WI 53037

In connection with our examination of the financial statements of Superior Financial Services, Inc. for the years ended December 31, 2011 and 2010, we made a thorough analysis of the company's compliance with and implementation of Anti-Money Laundering policies and procedures.

In particular, our analysis looked at the written policies and procedures, conducted interviews with the principals of the organization, with emphasis on the firm's acceptance of new clients, servicing the securities activity of existing clients , and transaction monitoring thereof. We looked at receipts and disbursements of the firm and its brokerage accounts with a particular focus on cash and cash equivalents.

Pursuant to the requirements of the USA Patriot Act and FINRA Rule 3310, our analysis found no instances of non conformance to established requirement conforming policies and procedures. The Company carefully monitors ongoing securities transitions to prevent any non-adherence to the above requirements. We have no comments or suggestions to make on these elements of your company for consideration by management. If you or other members of your management team have any questions concerning this letter, we would welcome the opportunity to discuss it with you.

Sincerely,

William Matthews CPASC

William Matthews
Certified Public Accountant

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
**WILLIAM MATTHEWS C.P.A., S.C.**
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712